

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 18, 2012

<u>Via E-Mail</u>
David Watkinson
Chief Executive Officer
Emgold Mining Corporation
Suite 1400, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

    **Re: Emgold Mining Corporation
           Form 20-F for Fiscal Year Ended December 31, 2011
           Filed April 30, 2012
           File No. 000-51411**

Dear Mr. Watkinson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Mining